Exhibit 21.1

List of Subsidiaries of Forward Industries, Inc.

Intelligent Product Solutions, Inc., a New York corporation

Kablooe, Inc., a New York corporation

Forward Industries (IN), Inc., an Indiana corporation

DE Sub 1, LLC, a Delaware limited liability company